As filed with the Securities and Exchange Commission on April 27, 2001
Registration No. 333-51236

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 2 TO

FORM S-3

REGISTRATION STATEMENT

Under
The Securities Act of 1933

SOCKET COMMUNICATIONS, INC.
 (Exact name of Registrant as specified in charter)

Delaware	94-3155066
(State or other jurisdiction of incorporation or organization)	(IRS employer identification number)

37400 Central Court
Newark, CA 94560
(510) 744-2700
 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

David W. Dunlap
Chief Financial Officer
SOCKET COMMUNICATIONS, INC.
37400 Central Court
Newark, CA 94560
(510) 744-2700
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Herbert P. Fockler, Esq.
Tracy Donsky, Esq.
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [  ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 426(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [  ]

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED APRIL 27, 2001

PROSPECTUS

850,032 Shares

Socket Communications, Inc.

Common Stock

This prospectus relates to the public offering, which is not being underwritten, of up to 850,032 shares of our common stock held by the selling stockholders identified in this prospectus, and may be sold from time to time by those selling stockholders.

The prices at which the selling stockholders may sell the shares will be determined by the prevailing market prices for the shares or in negotiated transactions at such prices as may be agreed upon, and these stockholders will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. Any other expenses incurred by us in connection with the registration and offering and not borne by the selling stockholder. We will not receive any of the proceeds from the sale of the shares.

Our common stock is quoted on the Nasdaq National Market under the symbol "SCKT." On April 26, 2001, the last sale price for our common stock as reported on the NASDAQ National Market was $2.45 per share.

Investing in the common stock involves risks. See "Risk Factors" beginning on page 1.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is April 27, 2001.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders listed in this prospectus on page 11 are offering to sell, and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. We do not have an obligation to update the information in this prospectus after the date on the cover page.

You can contact us by mail at Socket Communications, Inc., 37400 Central Court, Newark, CA 94560 or by phone at (510) 744-2700.

- i -

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the securities laws. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control. All statements other than statements of historical facts included in this prospectus, including the statements under "The Company" and elsewhere in this prospectus regarding our strategy, future operations, financial position, estimated financial results, projected costs, prospects, plans and objectives of management, are forward-looking statements. When used in this prospectus, the words "will," "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date of this prospectus. Neither we nor any of the selling stockholders undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, ultimately we may not achieve such plans, intentions or expectations.

We disclose important factors that could cause our actual results to differ materially from our expectations under "Risk Factors" and elsewhere in this prospectus. Such factors include, among others, the following: our ability to raise sufficient capital to fund our working capital requirements, our ability to achieve profitability, developments in the market for our products, including the market for mobile computers that use the Windows-based operating system, and developments in our relationships with our strategic partners. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

RISK FACTORS

An investment in the common stock offered by this prospectus involves a high degree of risk. You should carefully consider the risks described below before deciding to purchase the shares of common stock. The risks described below are not the only ones that we face. Additional risks that generally apply to publicly traded companies, that are not yet identified or that we currently think are immaterial, may also adversely affect our company.

Any of the following factors could adversely affect our business, financial condition or results of operations. The trading price of our common stock could, in turn; decline and you could lose all or part of your investment.

We have a history of operating losses and we cannot assure you that we will achieve ongoing profitability

We have incurred significant operating losses since our inception in 1992. We expect to continue to incur quarterly operating losses at least through the first half of 2001 and possibly longer. Profitability, if any, will depend upon:

  increased market acceptance of products;

  our ability to obtain additional capital to fund our working capital requirements;

  market acceptance and increased availability of mobile computers that use Microsoft's Windows-based operating system for handheld computers (formerly Windows CE);

  the expansion of development and OEM customer relationships to increase development and product sales revenues;

  the development of successful new products for new and existing markets;

  our ability to increase or maintain gross margins through higher sales volumes and contract manufacturing efficiencies;

  our ability to expand our distribution capability;

  our ability to perform on development contracts; and

  our ability to manage our operating expenses.

We have historically relied on our ability to raise equity capital to fund our operating losses and working capital requirements

Since our inception, we have issued approximately $42.6 million in equity capital and at March 31, 2001, we had an accumulated deficit of approximately $24.6 million. Although we believe that our cash balances as of March 31, 2001 of $6.1 million are adequate to fund our operations during the next twelve months, continued losses could make it necessary for us to raise additional capital in 2001 or in the future. We may not be able to raise additional capital on acceptable terms, if at all. If we do, the additional capital may be on terms that are dilutive to existing stockholders. If we are unable to raise sufficient capital, we may not be able to remain competitive or continue our operations at present levels, or at all.

We depend significantly on the market for mobile computers, particularly those that use the Windows-based operating system for handheld computers (formerly Windows CE)

Substantially all of our products are designed for use in mobile computers, including notebooks, handheld PCs, Palm-size PCs, tablet PCs, and H/PC Professionals (mini notebooks). The market for mobile computers is characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and significant price competition. These characteristics result in short product life cycles and regular reductions of average selling prices over the life of a specific product. Accordingly, growth in demand for mobile computers is uncertain. If such growth does not occur, demand for our products would be reduced.

Our ability to generate increased revenues depends significantly on the commercial success of Windows-based handheld devices, particularly the Pocket PC, and other devices such as the new line of handheld computers with expansion slots announced by Palm. As a result, our future success depends on factors outside of our control, including market acceptance of Pocket PC devices generally and other factors affecting the commercial success of Pocket PCs devices, including availability of critical components such as processors, changes in industry standards or the introduction of new or competing technologies. For instance, our revenues for the first quarter of fiscal 2001 fell below prior expectations because of delays in shipment of Pocket PC devices by Compaq. Any delays in or failure of Pocket PC and other Windows-based devices or the new Palm devices to ship on schedule, or to achieve or maintain market acceptance would reduce the number of potential customers of our products.

Our ability to comply with industry standards is critical to our business

We must continue to identify and ensure compliance with evolving industry standards to remain competitive. For instance, to avoid being out of compliance with newly emerging SD input/output standards, we are dependent upon approval of the standard for SD I/O cards by the SD standards committee before we complete our development of such products. Unanticipated changes in industry standards could render our products incompatible with products developed by major hardware manufacturers and software developers. We could be required, as a result, to invest significant time and resources to redesign our products to ensure compliance with relevant standards. If our products are not in compliance with prevailing industry standards for a significant period of time, we would miss opportunities to have our products specified as standards for new hardware components designed by mobile computer manufacturers and OEMs. The failure to achieve any such design win would result in the loss of any potential sales volume that could be generated by such newly designed hardware component.

We depend on alliances and other business relationships with a small number of third parties

Our strategy is to establish strategic alliances and business relationships with leading participants in various segments of the communications and mobile computer markets. In accordance with this strategy, we have entered into alliances or relationships with Axis Communications, Bell Mobility, Cambridge Silicon Radio, Compaq Computer Corporation, Hewlett-Packard Company, Hitachi, Intermec, Microsoft, Palm, SanDisk Corporation, Sprint PCS, Symbol Technologies, Targus Group International and Welch Allyn. Our success will depend not only on our continued relationships with these parties, but also on our ability to enter into additional strategic arrangements with new partners on commercially reasonable terms. We believe that, in particular, relationships with application software developers are important in creating commercial uses for our products. Any future relationships may require us to share control over our development, manufacturing and marketing programs or to relinquish rights to certain versions of our technology. Also, our strategic partners may revoke their commitment to our products or services at any time in the future, or may develop their own competitive products or services. Also, the hardware or software of such companies that is integrated into our products may contain defects or errors. Accordingly, our strategic relationships may not result in sustained business alliances, successful product or service offerings or the generation of significant revenues. Failure of one or more of such alliances could result in delay or termination of product development projects, reduction in market penetration, decreased ability to win new customers or loss of confidence by current or potential customers.

We have devoted significant research and development resources to design activities for Windows-based mobile products and, more recently, to design activities for products to work with Palm devices, diverting financial and personnel resources from other development projects. These design activities are not undertaken pursuant to any agreement under which Microsoft or Palm are obligated to continue the collaboration or to support resulting products. Consequently, Microsoft or Palm may terminate their collaborations with us for a variety of reasons including our failure to meet agreed-upon standards or for reasons beyond our control, including changing market conditions, increased competition, discontinued product lines and product obsolescence.

The market for our products changes rapidly, and our success depends upon our ability to develop new and enhanced products

The market for our products is characterized by rapidly changing technology, evolving industry standards and short product life cycles. Accordingly, to remain competitive we must:

  identify emerging standards in the field of mobile computing products,

  enhance our products by adding additional features to differentiate our products from those of our competitors, and maintain superior or competitive performance in our products and bring products to market quickly.

Given the emerging nature of the mobile computing products market, our products or technology may be rendered obsolete by alternative technologies. Further, short product life cycles expose our products to the risk of obsolescence and require frequent new product introductions. If we fail to develop or obtain access to advanced mobile communications technologies as they become available, or if we fail to develop and introduce competitive new products on a timely basis, our future operating results will be adversely affected.

Our products may contain undetected flaws and defects

Although we perform testing prior to new product introductions, our hardware and software products may contain undetected flaws, which may not be discovered until the products have been used by customers. From time to time, we may temporarily suspend or delay shipments or divert development resources from other projects to correct a particular product deficiency. Such efforts to identify and correct errors and make design changes may be expensive and time consuming. Failure to discover product deficiencies in the future could delay product introductions or shipments, require us to recall previously shipped products to make design modifications or cause unfavorable publicity, any of which could adversely affect our business.

Our quarterly operating results may fluctuate in future periods and our future results are difficult to predict because we typically have little order backlog

We expect to experience quarterly fluctuations in operating results in the future. We generally ship orders as received and as a result typically have little or no backlog. Quarterly revenues and operating results therefore depend on the volume and timing of orders received during the quarter, which are difficult to forecast. Historically, we have often recognized a substantial portion of our revenues in the last month of the quarter. This subjects us to the risk that even modest delays in orders adversely affect our quarterly operating results. Our operating results may also fluctuate due to factors such as:

  the demand for our products;

  the size and timing of customer orders;

  unanticipated delays or problems in the introduction of our new products and product enhancements;

  the introduction of new products and product enhancements by our competitors;

  changes in the proportion of revenues attributable to royalties and engineering development services;

  product mix;

  timing of software enhancements;

  changes in the level of operating expenses; and

  competitive conditions in the industry including competitive pressures resulting in lower average selling prices.

Because we base our staffing and other operating expenses on anticipated revenue, delays in the receipt of orders can cause significant variations in operating results from quarter to quarter. As a result of any of the foregoing factors, our results of operations in any given quarter may be below the expectations of public market analysts or investors, in which case the market price of our common stock would be adversely affected.

We depend on key employees and we need to attract and retain them

Our future success will depend upon the continued service of certain key technical and senior management personnel. Competition for such personnel is intense, and there can be no assurance that we will be able to retain our existing key managerial, technical or sales and marketing personnel. The loss of key personnel has in the past and could in the future, adversely affect our business.

We believe our ability to achieve increased revenues and to develop successful new products and product enhancements will depend in part upon our ability to attract and retain highly skilled sales and marketing and product development personnel. Competition for such personnel is intense, and we may not be able to retain such key employees, and there are no assurances that we will be successful in attracting and retaining such personnel in the future. In addition, our ability to hire and retain such personnel will depend upon our ability to raise capital or achieve increased revenue levels to fund the costs associated with such personnel. Failure to attract and retain key personnel will adversely affect our business.

We depend on distributors, resellers and OEMs to sell our products

We sell our products primarily through distributors, resellers and original equipment manufacturers, or OEMs. Our largest distributor, Ingram Micro in the United States, accounted for approximately 26% of our revenue in 2000 and 24% of our revenue in 1999. Our agreements with OEMs, distributors and resellers, in large part, are nonexclusive and may be terminated on short notice by either party without cause. Our OEMs, distributors and resellers are not within our control, are not obligated to purchase products from us and may represent other lines of products. A reduction in sales effort or discontinuance of sales of our products by our OEMs, distributors and resellers could lead to reduced sales.

Use of distributors also entails the risk that distributors will build up inventories in anticipation of a growth in sales. If such growth does not occur as anticipated, these distributors may substantially decrease the amount of product ordered in subsequent quarters. Such fluctuations could contribute to significant variations in our future operating results. The loss or ineffectiveness of any of our major distributors or OEMs could adversely affect our operating results.

We allow our distributors to return a portion of our inventory to us for full credit against other purchases. In addition, in the event we reduce our prices, we credit our distributors for the difference between the purchase price of products remaining in their inventory and our reduced price for such products. Actual returns and price protection may adversely affect future operating results, particularly since we seek to continually introduce new and enhanced products and are likely to face increasing price competition.

Concentration of credit risks and of suppliers

Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash and accounts receivable. We invest our cash in cash demand deposits and in a money market fund. The Company places its investments with high-credit-quality financial institutions and limits the credit exposure to any one financial institution or instrument. However, we are exposed to credit risk in the event of default by these institutions to the extent of the amount recorded on our balance sheet. Accounts receivables are derived primarily from distributors and original equipment manufacturers. We perform ongoing credit evaluations of our customers' financial condition but generally requires no collateral. Reserves are maintained for potential credit losses, and such losses have been within our expectations. However, to the extent that a large customer fails or is unable to pay, we are exposed to credit risk to the extent of the amounts due to us.

Several of our component parts are produced by a sole or limited number of suppliers. Shortages could occur in these essential materials due to an interruption of supply or increased demand in the industry. If we were unable to procure certain of such materials, we could be required to reduce our operations, which could have a material adverse effect upon our results. To the extent that we acquire extra inventory stocks to protect against possible shortages, we are exposed to additional risks associated with holding inventory including obsolescence, excess quantities or loss.

A significant portion of our revenues are derived from export sales

Export sales (sales to customers outside the United States) accounted for approximately 21% of our revenue in 2000 and 34% of our revenue in 1999. Accordingly, our operating results are subject to the risks inherent in export sales, including longer payment cycles,

  unexpected changes in regulatory requirements, import and export restrictions and tariffs,

  difficulties in managing foreign operations,

  the burdens of complying with a variety of foreign laws,

  greater difficulty or delay in accounts receivable collection,

  potentially adverse tax consequences, and

  political and economic instability.

In addition, our export sales are currently denominated predominately in United States dollars and in Euros for a portion of our sales to our European distributors. Accordingly, an increase in the value of the United States dollar relative to foreign currencies could make our products more expensive and therefore potentially less competitive in foreign markets and declines in value in the Euro relative to the dollar may result in foreign currency losses relating to collection of Euro denominated receivables.

Our stock price is highly volatile

Our stock price is highly volatile. During 2000, our stock price fluctuated between a high of $51.38 and a low of $2.97. Stock price fluctuations are caused by many factors, some of which may be beyond our control including general economic conditions and the outlook of market analysts and investors of the industry that we are in.

Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure and other events beyond our control

We do not have a detailed disaster recover plan. Our facilities in the State of California are currently subject to electrical blackouts as a consequence of a shortage of available electrical power. In the event these blackouts continue to increase in severity, they could disrupt our operations. In addition, we do not carry sufficient business interruption insurance to compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares sold under this prospectus. All proceeds from the sale of the shares will be for the account of the selling stockholders. See "Selling Stockholders" and "Plan of Distribution."

THE COMPANY

We develop, market and sell low power "Battery Friendly™" plug-in connection products for handheld computers. Our products also work with most Windows notebook computers. These products connect through a mobile computer's expansion slots, which can be in a PC Card, CompactFlash Card, or Secure Digital ("SD") Card format, the latter under development for expected release in the second half of 2001.

Our plug-in card products have been designed to work with Windows CE handheld computers since their introduction in December 1996, including the Pocket PC operating system introduced in April 2000. We are also designing products to work with new handheld computers with SD expansion slots, including the newly announced Palm handhelds, and other electronic devices. According to recent information from International Data Corporation ("IDC"), Palm OS and Windows CE are the dominant handheld computer operating systems in the market today, together representing more than eighty percent (80%) of total worldwide handheld computer sales. Sales of Pocket PC and Palm handheld computers are also forecasted by IDC and others to more than double during 2001.

We classify our plug-in products into four product families:

  Our Digital Phone Cards connect mobile computers to over one hundred data-enabled digital mobile phones from most of the major mobile phone manufacturers. The cards allow mobile computer users to wirelessly access the Internet, and to access email or other data from their handheld computer through a data-enabled mobile phone. The cards work on CDMA mobile phone networks, which are prevalent in the U.S., Latin America and parts of Asia, and on GSM mobile phone networks, which are prevalent in Europe, the U.S., and other parts of the world.

  Our Peripheral Connection Cards connect computer peripherals or other electronic devices to mobile computers, adding one to four serial ports connected through the computer's expansion slot.

  Our Data Collection Cards connect bar code wands and bar code laser scanners to mobile computers, which serve as data collection devices for scanned bar code information. Our Data Collection Cards also include our In-Hand Scan Card, which is a laser scanner attached to a CompactFlash card that plugs into the expansion slot of a mobile computer and is activated by the computer's external buttons. The In-Hand Scan Card and our bar code wands scan traditional linear bar codes. We are developing for shipment in the second half of 2001 a new In-Hand Scan Card, which scans both traditional linear bar codes and also 2D bar codes. 2D bar codes offer 100 times the data capacity of linear bar codes.

  Our Ethernet Cards connect a mobile computer to a corporate Ethernet network, allowing location-independent operation of mobile devices.

Standards compliant plug-in cards. Our PC Card and CompactFlash card formats have been approved by standards groups that govern the use and specifications for these formats. The SD card format is in the process of being approved by its governing standards group. Our participation in these groups, including board membership on the PCMCIA trade association for PC Cards, board membership on the CompactFlash Association for CompactFlash cards, and participation on the SD I/O standards committee of the Secure Digital Association for SD Cards, ensures that our understanding of the specifications for these cards remains current. Expansion slots provide direct access to the computer's internal bus architecture, which provides for fast input and output of data.

Notebook computer support. Our products are also designed to work with Windows notebook computers, which today is a significantly larger and more established market than the emerging market for handheld computers. Most notebooks today are designed with PC Card slots and use various versions of the Windows operating system. We intend to continue to support the Windows notebook market with our products. Notebooks continue to be designed to be lighter, and recent slimmer notebooks have been introduced without traditional RS-232 serial ports, which has created additional demand for our Peripheral Connection Cards.

We distribute our products primarily through third-party distribution channels. In the United States our products are primarily distributed by Ingram Micro. Our distributors resell to computer retail stores, electronic products catalog companies and value added resellers. During 2000, we also began selling our Digital Phone Cards in the U.S. through mobile phone network carriers, principally Sprint PCS. We also sell our products internationally through 35 distributors in 27 countries in Europe, Asia and the Pacific Rim. Recognition of revenue on shipments to distributors and the related cost of sales are deferred until such distributors resell the products to their customers. We also sell our products directly to selected large customers, particularly for custom products sold to original equipment manufacturers.

Our core technologies are in transferring data into and out of mobile computing devices through the PC Card, CompactFlash or SD slots, achieving high data transfer speeds and low power consumption. Our peripheral connection products are designed to connect one or more peripheral devices such as a keyboard, monitor or another computer, to a mobile computer. Our data collection cards are designed to connect bar code scanners such as a bar code wand, scanning gun, or a bar code printer to a mobile computer. Our digital phone cards are designed to connect a data-enabled mobile phone to a mobile computer, providing access to email or to the Internet while mobile. Our Ethernet cards are designed to connect a mobile computer to an Ethernet network. Our connection product strategy has been to create a broad family of low-power connection products in PC card and in CompactFlash form factor, with standard (removable cable) or ruggedized (fixed cable) designs that work with Windows-based handheld and notebook computers.

Our research and development activities during 2000 include the development of a smaller input/output connection product in the secure digital (SD) open standard form factor initially introduced by SanDisk Corporation as a memory card product. Palm's next generation of handheld devices has an SD expansion slot. Our development activities also include the addition of a removable MultiMediaCard memory slot to our CompactFlash input/output cards to create combination input/output and removable memory cards, and the creation of Personal Network CompactFlash cards and embedded modules utilizing Bluetooth wireless technology to facilitate wireless communications between electronic devices within a 30 foot range of each other. These products are also expected to reach the market during the first half of 2001. We also acquired 3rd Rail Engineering in October 2000, an engineering design and services company specializing in embedded systems, and we plan to offer design and integration services for our Bluetooth modules and other products.

We believe that we have developed strong working relationships with Microsoft and with computer manufacturers in co-marketing and in developing connection solutions for handheld devices. Commencing in 2001, we are also working closely with Palm. Additionally, we have established strategic alliances and business relationships with a number of companies, including the following:

  Hewlett-Packard Corporation, a leading manufacturer of personal computers, has agreed to support development of our planned Bluetooth cordless connection products. Our products are also recommended by Hewlett-Packard for use with their Windows-based handheld computers.

  Microsoft Corporation, the developer of the Windows-based operating systems, has worked closely with us in ensuring that our connection products work with Windows-based devices. Microsoft announced in November 1999 the development and availability of the Microsoft Connection Kit for use with our Digital Phone Cards. We also jointly developed with Microsoft in collaboration with other companies an input/output version of the CompactFlash™ memory card for use with smaller Windows-based handheld computers.

  Palm, Inc. has adopted an SD slot in its newest line of handheld computers and we are working closely with Palm to identify and prioritize the SD products that Palm believes are most important to the Palm community.

  SanDisk Corporation, a leading supplier of flash memory products, is supporting development of our planned combination CompactFlash input-output connection products with removable memory that use SanDisk's MMC or SD memory cards.

  Sprint PCS, a leading mobile phone network carrier, is distributing selected Digital Phone Cards in its Sprint distribution outlets and we are working together to facilitate the availability of Bluetooth personal network cards working with Bluetooth-enabled CDMA mobile phones when they become available.

  Symbol Technologies, Inc., a leading manufacturer of laser scanner systems and devices, has signed agreements and related supply contracts to allow us to create laser scanning products for Windows- and Palm-based mobile computers. Socket's products include connection cards for attaching two of Symbol's laser scanning guns to mobile computers, an integrated bar code scanner (In-Hand Scan Card) in CompactFlash form factor for use with Pocket PCs or tablet PCs that are shipping today, an SD-based integrated bar code scanner and a 2D integrated scanner that are under development.

  Targus Group International, a leading distributor of computer carrying bags and electronic computer accessory products, is distributing our products (except scanning products) to their retail distribution customers, which include many of the largest electronic retail stores in the world.

  Welch Allyn, a leading manufacturer of bar code scanning devices, supplies us with bar code wand scanning products.

Although we believe that the anticipated growth in sales of Pocket PC computing devices, our new Bluetooth plug-in connection products, our new capabilities to embed Bluetooth modules in a number of electronic devices, the expected expansion of our handheld connection product sales to the Palm user group, and a new strategic retail distribution relationship with Targus Group International, positions us for continued revenue growth, we have incurred significant quarterly and annual operating losses in every fiscal period since our inception, and we may continue to incur quarterly operating losses at least through the first half of 2001 and possibly longer.

SELLING STOCKHOLDERS

The following table sets forth, as of the date of this prospectus, the names of the selling stockholders and the number of shares of common stock owned by each selling stockholder that may be offered for sale from time to time under this prospectus. In each case, the shares being registered herein by each selling stockholder comprise all shares held by such stockholder. All shares were acquired by the selling stockholders in consideration for shares of 3rd Rail Engineering, Inc., a company we acquired in October 2000.

The shares may be offered by the selling stockholders or by pledgees, donees, transferees or other successors in interest that receive such shares as a gift or through another non-sale related transfer. We may amend or supplement this prospectus from time to time to update the information provided in the table.

	Shares Being Offered
Name of Selling Stockholder	Number	Percent(1)
Paul Hughes	282,045	1.2%
Robert Miller	282,045	1.2%
Thomas Newman	102,161	*
Greater Bay Bank(2)	50,000	*
Michael Hughes	48,510	*
Cathy Hughes	36,351	*
Charles Ader	15,041	*
Gerald Herbel	7,445	*
Nik Lewis	7,445	*
James Rebello	5,565	*
Paul Zelasko	5,565	*
Melinda Hughes	4,109	*
Nishi Corporation	3,750	*

TOTAL	850,032	3.7%

* Less than 1%.
(1) Based upon 23,448,893 shares of common stock outstanding as of the close of business on April 23, 2001.
(2) Represents shares issuable upon exercise of a warrant dated October 15, 1999.

PLAN OF DISTRIBUTION

The selling stockholders have advised us that the shares of common stock covered by this prospectus may be offered and sold from time to time as set forth in this section. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale of the common stock covered hereby. The selling stockholders may sell the shares being offered hereby on the Nasdaq National Market, otherwise at prices and at terms then prevailing or at prices related to the then current market price or at negotiated prices. In connection with any sales, the selling stockholders and any brokers participating in such sales may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended. Shares may be sold by one or more of the following means of distribution:

  Block trades in which the broker-dealer so engaged will attempt to sell such shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

  Purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

  Over-the-counter distributions in accordance with the rules of the Nasdaq National Market;

  Ordinary brokerage transactions and transactions in which the broker solicits purchasers;

  Privately negotiated transactions; and

  By gift to a third party or as a donation to a charitable or other non-profit entity.

To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

In connection with distributions of the shares offered hereby, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell our common stock short and deliver the shares offered hereby to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealer or other financial institutions which require the delivery to such broker-dealers or other financial institution of shares offered hereby, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge the shares offered hereby to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, any shares offered hereby that qualify for sale pursuant to Rule 144 may, at the option of the holder thereof, be sold under Rule 144 rather than pursuant to this prospectus.

Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholders (and, if acting as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the selling stockholders. Broker-dealers may agree with the selling stockholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or by a combination of such methods of sale or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

We have advised the selling stockholders that the anti-manipulation of Regulation M under the Securities and Exchange Act of 1934 (the "Exchange Act") may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers on or prior to sales of the shares offered hereby. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act if any such broker-dealers purchase shares as principal.

In order to comply with the securities laws of certain states, if applicable, the common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the common stock may not be sold unless such shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

There can be no assurance that the selling stockholders will sell all or any of the shares of common stock offered under this prospectus.

LEGAL MATTERS

Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California will pass upon certain legal matters relating to the validity of the securities offered hereby for Socket Communications.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual report on form 10-KSB for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-3, of which this prospectus is a part, under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information included in the registration statement. Statements in this prospectus concerning the provisions of any document are not necessarily complete. You should refer to the copies of these documents filed as exhibits to the registration statement or otherwise filed by us with the SEC for a more complete understanding of the matter involved. Each statement concerning these documents is qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act and, accordingly, file reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy statements and other information regarding us. The address of the SEC website is http://www.sec.gov. Copies of our reports, proxy statements and other information also may be inspected and copied at the public reference facilities maintained by the SEC at:

Judiciary Plaza Room 1024 450 Fifth Street, N.W. Washington, D.C. 20549	Citicorp Center 500 West Madison Street Suite 1400 Chicago, IL 60661	Seven World Trade Center 13th Floor New York, NY 10048

Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you in this document by referring you to other filings we have made with the SEC. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the completion of the offering covered by this prospectus:

(1) our Annual Report on Form 10-KSB for the year ended December 31, 2000;

(2) our Amended Quarterly Reports on Form 10QSB/A filed with the SEC on February 16, 2001 and February 20, 2001;

(3) our Amended Current Report on Form 8-K/A filed with the SEC on December 19, 2000;

(4) the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on April 11, 1995 and our Registration Statement on Form 8-A/A filed with the SEC on June 15, 1995.

We will provide to any person, including any beneficial owner, to whom a prospectus is delivered, a copy of any of the information which has been incorporated by reference into this prospectus at no cost upon an oral or written request to:

Socket Communications, Inc.
37400 Central Court
Newark, CA 94560
Attention: David W. Dunlap
(510) 744-2735

850,032 Shares

SOCKET COMMUNICATIONS, INC.

Common Stock

PROSPECTUS

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

April 27, 2001

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The Company will bear no expenses in connection with any sale or other distribution by the selling stockholders of the shares being registered other than the expenses of preparation and distribution of this Registration Statement and the Prospectus included in this Registration Statement. Such expenses are set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission ("SEC") registration fee.

Amount To Be Paid
SEC registration fee	$ 972
Nasdaq National Market listing fee	8,000
Legal fees and expenses	15,000
Accounting fees and expenses	10,000
Miscellaneous	1,500

Total	$35,472

Item 15. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (the "Delaware Law") authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Article VII of the Registrant's Certificate of Incorporation and Article VI of the Registrant's Bylaws provide for indemnification of the Registrant's directors, officers, employees and other agents to the maximum extent permitted by Delaware Law. In addition, the Registrant has entered into Indemnification Agreements with its officers and directors and certain stockholders.

Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions referenced above or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits

Exhibits

2.1(1) Agreement and Plan of Reorganization.

4.1(1) Form of Registration Rights Agreement between the Company and Messrs. Paul Hughes, Robert Miller, and Tom Newman.

5.1(2) Opinion of Wilson Sonsini Goodrich & Rosati, P.C.

23.1 Consent of Ernst & Young LLP, Independent Auditors.

23.2(2) Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1).

(1) Previously filed with the SEC on October 20, 2000 on form 8-K.
(2) Previously filed with the SEC on December 4, 2000 on form S-3.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to:

(1) File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (par. 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii) Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that subparagraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those subparagraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2) For the purpose of determining any liability under the Securities Act of 1933, treat each post-effective amendment as a new registration of the securities offered therein, and the offering of such securities at that time to be the initial bona fide offering.

(3) Remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

(4) For the purpose of determining any liability under the Securities Act of 1933, treat each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement as a new registration statement relating to the securities offered therein, and the offering of such securities at that time to be the initial bona fide offering.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this Amendment No. 2 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Newark, State of California, on the 26th day of April, 2001.

                                                                                                                         SOCKET COMMUNICATIONS, INC.

                                                                                                                         By: /s/ David W. Dunlap
                                                                                                                         David W. Dunlap
                                                                                                                         Chief Financial Officer and
                                                                                                                         Vice President of Finance and Administration

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to this Registration Statement has been signed below on the 26th day of April, 2001 by the following persons on behalf of the Registrant and in the capacities indicated.

Signature	Title
/s/ Kevin Mills* Kevin Mills	President, Chief Executive Officer (Principal Executive), and Director
/s/ Charlie Bass* Charlie Bass	Chairman of the Board
/s/ David W. Dunlap David W. Dunlap	Vice President of Finance and Administration and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ Michael Gifford* Michael Gifford	Executive Vice President and Director
/s/ Jack Carsten* Jack Carsten	Director
/s/ Enzo Torresi* Enzo Torresi	Director
/s/ Leon Malmed* Leon Malmed	Director
/s/ Burnett Donoho* Burnett Donoho *By: /s/ David Dunlap David W. Dunlap Attorney-in-Fact	Director

EXHIBIT INDEX

Exhibits

2.1(1) Agreement and Plan of Reorganization.

4.1(1) Form of Registration Rights Agreement between the Company and Messrs. Paul Hughes, Robert Miller, and Tom Newman.

5.1(2) Opinion of Wilson Sonsini Goodrich & Rosati, P.C.

23.1 Consent of Ernst & Young LLP, Independent Auditors.

23.2(2) Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1).

________________________________

(1) Previously filed with the SEC on October 20, 2000 on form 8-K.
(2) Previously filed with the SEC on December 4, 2000 on form S-3.

Exhibit 23.1

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption "Experts" in Amendment No. 2 to the Registration Statement (Form S-3 No. 333-51236) and related Prospectus of Socket Communications, Inc. for the registration of 850,032 shares of its common stock and to the incorporation by reference therein of our report dated February 16, 2001, with respect to the consolidated financial statements of Socket Communications, Inc. included in its Annual Report (Form 10-KSB) for the year ended December 31, 2000, filed with the Securities and Exchange Commission.

                                                                                                                    /s/ Ernst & Young LLP

San Jose, California
April 20, 2001